August 14, 2006

Via Federal Express

U.S. Security and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re:	Handheld Entertainment, Inc. Registration No. 333-133550

Ladies and Gentlemen:

In accordance with the provisions of Rule 460 of the Securities Act of 1933, as amended, Newbridge Securities Corp. (‘‘Newbridge’’) and Pali Capital, Inc. (‘‘Pali’’), the representatives of the proposed offering of 1,500,000 Units (together with 225,000 Units subject to the underwriters' over-allotment) of the Units of Handheld Entertainment, Inc., distributed copies of the Preliminary Prospectus dated August 4, 2006, as follows:

100 Copies to institutions;

1300 Copies to approximately 18 NASD members; and

150 Copies to individual investors.

We have been informed by participating dealers that in accordance with the Securities and Exchange Act of 1934, copies of the Preliminary Prospectus have been distributed to all persons to whom it is expected that confirmations of sale will be sent; and we would likewise so distributed copies to all customers of ours. Each of Newbridge and Pail has adequate capital to underwrite ‘‘a firm commitment.’’

Newbridge Securities Corp.

By: /s/ Douglas S. Aguililla
Name: Douglas S. Aguililla
Title: Director of Investment Banking

Pali Capital, Inc.
By: /s/ Daniel T. Guilfoile
Name: Daniel T. Guilfoile
Title: Managing Director